UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 18, 2022, MEDIROM Healthcare Technologies Inc. (the “Company”) received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum market value requirement set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of US$35 million and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company from November 23, 2021 to January 14, 2022, the Company no longer meets the minimum market value requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until July 18, 2022, to regain compliance with Nasdaq Listing Rule 5550(b)(2).

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated January 21, 2022, regarding the receipt of the Notification Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
Date: January 21, 2022
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer